FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

UBS Asset Management (US) Inc.
Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
008-21901

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: UBS Asset Management (US) Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1285 Avenue of the Americas
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kathleen Horan	201-3528620	kathleen.horan@ubs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EY, Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathleen Horan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of UBS Asset Management (US) Inc. _____, as of 12/31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

S. K. Patel

SNEH K PATEL
Commission # 50191922
Notary Public, State of New Jersey
My Commission Expires
April 19, 2027

Signature: Kathleen Horan   2/26/26

Title:
FINOP

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

UBS Asset Management (US) Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2025

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Director of UBS Asset Management (US) Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UBS Asset Management (US) Inc. (the Company) as of December 31, 2025, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since at least 2000, but were unable to determine the specific year.

February 26, 2026

A member firm of Ernst & Young Global Limited

UBS Asset Management (US) Inc.

Statement of Financial Condition
(In Thousands of Dollars, Except Share and Per Share Amounts)

December 31, 2025

Assets

Cash and cash equivalents	$	37,835
Receivable from third parties		521
Receivable from affiliates		8,529
Deferred tax assets		2
Prepaid expenses		196
Total assets	$	47,083

Liabilities and stockholder's equity

Liabilities:

Payable to affiliates	$	5,336
Accrued liabilities and accounts payable		2,000
Income tax payable		1,874
Total liabilities	$	9,210

Stockholder's equity:

Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	$	1
Additional paid-in-capital		17,563
Retained earnings		20,309
Total stockholder's equity	$	37,873
Total liabilities and stockholder's equity	$	47,083

See accompanying notes.

UBS Asset Management (US) Inc.

Statement of Operations
(In Thousands of Dollars)

Year Ended December 31, 2025

Revenues

Distribution fees from affiliates	$	105,862
Distribution fees from third parties		651
Interest income		1,450
Total revenues	$	107,963

Expenses

Distribution costs to affiliates	$	57,257
Allocated costs from affiliate		10,603
Distribution costs to third parties		11,130
Professional fees		1,252
Other expenses		141
Total expenses	$	80,383
Income before income tax expense	$	27,580
Income tax expense		7,317
Net income	$	20,263

See accompanying notes.

UBS Asset Management (US) Inc.

Statement of Changes in Stockholder's Equity
(In Thousands of Dollars)

Year Ended December 31, 2025

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2025	$ 1	$ 17,563	$ 13,796	$ 31,360
Net income	–	–	20,263	20,263
Dividend paid to Parent	–	–	(13,750)	(13,750)
Balance at December 31, 2025	$ 1	$ 17,563	$ 20,309	$ 37,873

See accompanying notes.

UBS Asset Management (US) Inc.

Statement of Cash Flows
(In Thousands of Dollars)

Year Ended December 31, 2025

Cash flows from operating activities

Net income	$ 20,263
Adjustments to reconcile net income to net cash provided by operating activities:	
Non-cash item included in net income:	
Deferred tax	(1)
Changes in assets and liabilities:	
(Increase)/ Decrease in operating assets:	
Receivable from third parties	17
Receivable from affiliates	(931)
Prepaid expenses	30
Increase/ (Decrease) in operating liabilities:	
Payable to affiliates	(740)
Accrued liabilities and accounts payable	(282)
Current income taxes payable	(1,757)
Net cash provided by operating activities	$ 16,599

Cash flows from financing activities

Dividend paid to Parent	$ (13,750)
Cash used in financing activities	$ (13,750)
Net increase in cash and cash equivalents	$ 2,849
Cash and cash equivalents at beginning of year	34,986
Cash and cash equivalents at end of year	$ 37,835

Supplemental disclosure of cash flow information above

Federal tax payments of $6,681 and state and local tax payments of $2,394 were made by the Company for the year ended December 31, 2025. No state and local jurisdiction had tax payments equal or greater than five percent of the total tax payments.

See accompanying notes.

UBS Asset Management (US) Inc.

Notes to Financial Statements
(In Thousands of Dollars)

Year Ended December 31, 2025

1. Organization and Nature of the Business

UBS Asset Management (US) Inc. (the Company) is organized as a Delaware corporation and is primarily engaged in the business of distributing mutual funds, money market funds and private investment funds. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority Inc. (FINRA). The Company is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas or the Parent), which is a wholly owned subsidiary of UBS AG (UBS). The Company has material transactions with subsidiaries and affiliates of UBS Americas (see Note 4).

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments, purchased with a maturity of three months or less, to be cash equivalents. As of December 31, 2025, cash equivalents include U.S. Treasury Bills with a face value of $34,432 maturing in January 2026. The U.S. Treasury Bills carrying value approximates fair value. Cash and cash equivalents are held at an affiliated bank.

Revenue Recognition

Distribution fees from affiliates are recognized upon completing the performance obligation during the period in which they are earned. Distribution fees from third parties earned on redemption of mutual fund shares are recorded on a trade-date basis.

The below table includes revenues which are impacted by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers.*

Notes to Financial Statements (continued)
(In Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Distribution fees from affiliates	$105,862
Distribution fees from third parties	651
Total revenue from contracts with customers	$106,513

Interest income is recognized upon interest accrued from investment of U.S. Treasury Bills with a maturity of three months or less and market value change of the U.S. Treasury Bills investment.

Distribution Costs to Third Parties

Distribution costs to third parties relate to sales commissions to third party dealers and net sub-transfer agency fees to third parties. Distribution costs are recognized when sales services and sub-shareholder services are provided by third parties.

Income Taxes

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. In addition, the Company files stand-alone returns in other state and local jurisdictions. Federal, state, and local taxes are provided for on a separate return basis.

In accordance with the provisions of FASB ASC Topic 740 – "Income Taxes" ("ASC Topic 740"), deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

ASC Topic 740 also sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

Notes to Financial Statements (continued)
(In Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Accounting Developments

Pending adoption

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (ASC 220-40),* requiring public business entities to disclose, in tabular format, disaggregating information about prescribed categories underlying any relevant income statement expense caption. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted.

The Company is currently evaluating the impact of the adoption of ASU 2024-03 and does not expect the adoption to have a material impact on the Company's financial statements and accompanying notes.

In January 2025, the FASB issued ASU 2025-01, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40):* Clarifying the Effective Date. The Update amends the effective date of ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.

The adoption of this ASU will not have a material impact on the Company's financial statements and accompanying notes.

Adopted in 2025

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures*, which enhances annual income tax disclosures to address investor requests for more information about the tax risks and opportunities present in an entity's worldwide operations. The two primary enhancements disaggregate existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid.

The Company early adopted ASU 2023-09 on January 1, 2025. The impact of the Company's adoption is reflected within Note 6 Income Taxes.

Notes to Financial Statements (continued)
(In Thousands of Dollars)

3. Reportable Segment

The Company operates as a single reportable segment providing limited purpose broker-dealer services. The Company's revenue is generated from business activities exclusively involving the distribution of mutual funds, money market funds, and private funds.

The Company's CODM is the Board of Directors which includes the President and Director. The CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single reportable segment as the CODM manages the business activities using information of the Company as a whole and as presented in the Statements of Financial Condition and of Operations.

4. Related Party Transactions

Under a service level agreement, UBS Asset Management (Americas) LLC (AM Americas) compensates the Company for the distribution of certain investment products for which AM Americas is the registered investment adviser. These amounts are included in distribution fees from affiliates on the statement of operations and totaled $105,862 for the year ended December 31, 2025. This amount is calculated based on three components: 1) 15 percentage markup of distribution cost of specific funds, 2) a percentage of the average net assets of money market funds distributed by the Company and 3) costs incurred by the Company as part of its distribution activities.

The Company has also entered into selected dealer agreements with UBS Financial Services Inc. (UBS FSI) and UBS Securities LLC (UBS Sec LLC) related to the sale of shares of certain money market funds. Under these agreements, the Company pays UBS FSI and UBS Sec LLC sales charges and commissions based on average daily net assets of each fund. For the year ended December 31, 2025, fees related to these agreements totaled $56,873 and $384 respectively, and are included in distribution costs to affiliates on the statement of operations.

The Company is allocated the portion of the expenses incurred by AM Americas that relates to the distribution activities conducted by the Company. Employees of AM Americas associated with distribution activities and officers of AM Americas have dual-employee status with both the Company and AM Americas. All compensation, direct, indirect and benefit costs associated with the dual-employees are borne by AM Americas and allocated to the Company based on a service level agreement. In addition, there are costs allocated from affiliates relate to supporting overhead expenses, such as operation. These amounts are included in allocated costs from affiliate on the statement of operations and totaled $10,602 for the year ended December 31, 2025.

Notes to Financial Statements (continued)
(In Thousands of Dollars)

4. Related Party Transactions (continued)

As of December 31, 2025, $8,529 of distribution fees from affiliates and $5,336 of distribution costs to affiliates are included in the receivable from affiliates and payable to affiliates respectively on the statement of financial condition.

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. The income tax payable is transferred to payable to UBS Americas when settlement is required. As of December 31, 2025, $0 is included in the payable to affiliates on the statement of financial condition, representing the tax payable transferred to payable to UBS Americas has been settled.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule, Rule 15c3-1. The Company has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital of $250. As of December 31, 2025, the Company's net capital, as defined, was $28,625 which exceeded the minimum net capital required by $28,375.

Dividend payments, equity withdrawals, and advances are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.

6. Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the year in which the basis differences reverse.

The Company recognizes deferred tax assets to the extent it is more likely than not to be realized. In making such a determination, Management considers all available positive and negative evidence, including history of earnings, tax planning strategies, future reversals of existing taxable temporary differences and future taxable income, supported through detailed profit projections.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will be realized for federal, state, and local deferred tax assets and accordingly, no valuation allowance was recorded against these assets.

Notes to Financial Statements (continued)
(In Thousands of Dollars)

6. Income Taxes (Continued)

The components of the deferred tax assets and liabilities as of December 31, 2025 were as follows:

	2025
Capitalized expenditures	$ 2
Total deferred tax assets	$ 2
Total deferred tax liabilities	$ -
Net deferred tax asset	$ 2

The components of the provision for income taxes for the tax year ended December 31, 2025 were as follows:

Current

Federal	5,387
State and local	1,931
Total current	7,318

Deferred

Federal	(1)
State and local	-
Total deferred	(1)
Total provision for income taxes	7,317

The Company's effective tax rate differs from the statutory federal rate of 21 percent due to state and local taxes.

A reconciliation of the Company's effective tax rate for the year ended December 31, 2025 is as follows:

Income Tax Expense(/Benefit) at Federal Statutory Rate	5,792	21.00%
State and Local Income Tax, Net of Federal Benefit	1,525[*]	5.53%
Total Tax Expense/(Benefit)	7,317	26.53%

Notes to Financial Statements (continued)
(In Thousands of Dollars)

6. Income Taxes (Continued)

*State taxes in Connecticut, New York, New York City and California made up the majority (greater than 50 percent) of the tax effect in this category

As of December 31, 2025, the Company is part of a group of entities treated as an "applicable corporation" under the recently enacted 15% corporate alternative minimum tax (CAMT). As required under the authoritative guidance of ASC 740, the Company reviewed the impact on income taxes due to the CAMT and concluded the Company does not have a CAMT liability as the Company's regular tax liability is in excess of its computed CAMT liability as of December 31, 2025.

As of December 31, 2025, the Company determined that it has no uncertain tax positions, interest, or penalties as defined within ASC 740 and, accordingly, no additional disclosures are required.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

The Company is included in the consolidated federal income tax return and certain combined state and local income tax returns of UBS Americas. The Company also files stand-alone returns in various state and local jurisdictions. As of December 31, 2025, the consolidated group is under examination by the Internal Revenue Service for tax years 2015 through 2018. Tax years beginning in 2019 are open for examination. The Company is under audit in various state and local jurisdictions for tax years are various state and local jurisdictions currently under audit for tax years 2014 through 2023.

In the next twelve months, the Company believes that there will be no material changes to unrecognized tax benefits.

7. Dividend

The Board of Directors of the Company declared a dividend on May 22, 2025, for the amount of $13,750. The dividend was paid to UBS Americas Inc. on May 23, 2025.

8. Contingencies

At various times, the Company may be named as a defendant in legal actions arising in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, any such actions will be resolved with no material adverse effect on the Company's financial statements taken as a whole.

UBS Asset Management (US) Inc.

Notes to Financial Statements (continued)
(In Thousands of Dollars)

9. Subsequent Events

The Company has evaluated its subsequent event disclosure through February 26, 2026, the date the Company's financial statements were issued, and has determined there were no material events that occurred during that period that would require disclosure or would be required to be recognized in the financial statements as of December 31, 2025.

Supplemental Information

UBS Asset Management (US) Inc.

Schedule I

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
(In Thousands)

December 31, 2025

Stockholder's equity		$ 37,873
Less Non-allowable assets		
Receivable from third parties	$ 521	
Receivable from affiliates	8,529	
Prepaid expenses	196	
Deferred tax assets	2	(9,248)
Net capital		$ 28,625
Net capital requirement (greater of $250 or 2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 (2% of $0))		$ 250
Excess net capital		$ 28,375

There are no material differences between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the Company's December 31, 2025, unaudited Part IIA FOCUS Report, as refiled, and amended on February 24, 2026.

The Company is characterized as a Non- Covered Firm and covered by SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073. Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The activities of Company are limited exclusively to the distribution of mutual funds, money market funds, and private placements of funds managed by its UBS affiliates, primarily UBS AM Americas LLC.